Exhibit 11.1

PartnerRe Ltd.

Computation of Net Income (Loss) per Common and Common Equivalent Share

For the Nine Months and Three Months Ended September 30, 2003 and 2002

(Expressed in thousands of U.S. dollars, except per-share amounts)

	For the Nine Months Ended September 30, 2003			For the Nine Months Ended September 30, 2002
	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net Income	$363,150			$101,910
Less: Preferred dividends	24,421			15,000

Net Income available to common shareholders/ Basic Net Income Per Share	338,729	53,091.6	$6.38	86,910	50,285.8	$1.73

Effect of Dilutive Securities:
Class B Warrants		299.5			470.0
Stock Options		409.8			896.9

Net income available to common shareholders/Diluted Net Income Per Share	$338,729	53,800.9	$6.30	$86,910	51,652.7	$1.68

	For the Three Months Ended September 30, 2003			For the Three Months Ended September 30, 2002
	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Loss (Numerator)	Shares (Denominator)	Per-Share Amount
Net Income (Loss)	$116,865			$(27,935)
Less: Preferred dividends	4,854			5,000

Net Income (Loss) available to common shareholders/ Basic Net Income Per Share	112,011	53,636.4	$2.09	(32,935)	50,328.5	$(0.65)

Effect of Dilutive Securities: (1)
Class B Warrants		—
Stock Options		315.6

Net income available to common shareholders/Diluted Net Income Per Share	$112,011	53,952.0	$2.08

(1)	Diluted net loss per share has not been shown for the 2002 period because the effect of dilutive securities would have been anti-dilutive. The weighted average number of common and common equivalent shares outstanding for the 2002 period amounted to 51,518.3 thousand shares after the dilutive effect of Class A and B warrants, and stock options of 858.5 thousand and 331.3 thousand, respectively.